Vizsla Silver Subsidiary Enters Into Option Agreement to Acquire 60% Interest in Carruthers Pass and Provides Update on Copper Spinout

(VZLA-TSX-V)

VANCOUVER, BC, March 15, 2021 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") is pleased to announce that it has entered into an option agreement (the "Agreement") with Cariboo Rose Resources Ltd. (TSXV: CRB) ("Cariboo Rose"), part of the Eastfield Group of Companies, to earn a 60% interest in the Carruthers Pass copper property (the "Property") in British Columbia.

Vizsla's Board of Directors is currently evaluating a spin out proposal of its British Columbia copper assets, being the 100% owned Blueberry project and the option on the Carruthers Pass property. After the spinout, Vizsla Silver shareholders would end up owning shares in both Vizsla Silver and, the spin out entity, Vizsla Copper. Management of the Company estimates that Vizsla Silver shareholders will receive one Vizsla Copper share for every three common shares of Vizsla Silver.

"The addition of the Carruthers Pass project to our copper subsidiary brings significant value to Vizsla Silver's shareholders by providing them with exposure to an excellent copper asset in the most exciting time for the copper market" commented Michael Konnert, Vizsla Silver's CEO. "Our board is currently evaluating the best option to maximize shareholder value for these assets and this vehicle we've created."

About the Carruthers Pass Project

Vizsla has optioned the Carruthers Pass project from Cariboo Rose, part of the accomplished Eastfield Group of Companies. Well known British Columbia copper projects generated by Eastfield include Woodjam (Consolidated Woodjam Copper), Stardust and Lorraine (North West Copper). Carruthers Pass is a shale hosted massive sulfide project (base and precious metal), discovered in 1997 by the Phelps Dodge Corporation of Canada (now Freeport-McMoRan Inc.).

The Carruthers Pass property consists of eight contiguous mineral claims covering 3,250 hectares approximately 200 kilometers northeast of the community of Smithers. The Kemess Mine road passes 25 kilometers north and east of the claims while industrial logging roads extend from Takla Lake northward to within 35 kilometers of the Property. The Property covers an isolated group of topographically high peaks and the lower area surrounding the range. The Property consists of 8 contiguous claims, as 130 units covering approximately 3,250 hectares.

Detailed information about the Carruthers Pass copper property can be found on Cariboo Rose's profile on SEDAR and on Cariboo Rose's website. While extensive exploration had been completed on the Property over several years, which has outlined numerous target areas, no further work was completed after 2011.

Vizsla has the option to acquire a 60% interest in the Carruthers Pass project by making the following payments:

Payment Period	Expenditures	Cash Payment	Share Issuance
Effective Date	-	$20,000	-
First Anniversary of Effective Date	$100,000	$20,000	$10,000
Second Anniversary of Effective Date	$300,000	$40,000	$35,000
Third Anniversary of Effective Date	$600,000	$75,000	$40,000
Fourth Anniversary of Effective Date	$1,000,000	$110,000	$75,000
Fifth Anniversary of Effective Date	$1,000,000	$135,000	$90,000
TOTAL:	$3,000,000	$400,000	$250,000

About the Blueberry Project

The Blueberry Property ("Blueberry") is located ~60 kilometres southwest of the town of Houston, British Columbia. Blueberry falls within the jurisdiction of the Omineca Mining Division and benefits from ample access to its location through a network of resource roads on site.

The completion of the spinout transaction and contemplated distribution of Vizsla Copper shares to Vizsla Silver shareholders are subject to a number of conditions, including the completion of legal and tax structuring analyses, completion of financial analysis, determination of the structure and amount of Vizsla Silver's funding of Vizsla Copper, settlement of the Board of Directors and management team for Vizsla Copper, required regulatory approvals, required shareholder approval, and the listing of the Vizsla Copper shares on the TSX Venture Exchange.

There is no certainty that the spinout transaction will be completed on the terms proposed or at all. The Company will provide updates in the following weeks when further details of the spinout transaction are determined.

Forward-Looking Statements

Information set forth in this news release contains forward-looking statements that are based on assumptions as of the date of this news release. These statements include proposed terms of the spinout transaction, the proposed distribution of Vizsla Copper shares to Vizsla Silver shareholders, including the ratio of one Vizsla Copper share for every three common shares of Vizsla Silver, the potential funding of Vizsla Copper, the proposed business plans for each of Vizsla Silver and Vizsla Copper, the listing of the Vizsla Copper shares, the anticipated benefits of the transaction, and disclosure of additional details concerning the transaction. These statements reflect management's current estimates, beliefs, intentions and expectations. They are not guarantees of future performance. Vizsla Silver cautions that all forward-looking statements are inherently uncertain and that actual performance may be affected by many material factors, many of which are beyond their respective control. Such factors include, among other things: determination of acceptable terms for the proposed spinout transaction, risks and uncertainties relating to the receipt of approvals to proceed with and complete the transaction and the satisfaction of the conditions precedent to the completion of the transaction, unexpected tax consequences, the market valuing Vizsla Silver and Vizsla Copper in a manner not anticipated by management of the Company, the benefits of the spinout transaction not being realized or as anticipated, and each of Vizsla Silver and Vizsla Copper being unable to add additional properties to their respective portfolios. Accordingly, actual and future events, conditions and results may differ materially from the estimates, beliefs, intentions and expectations expressed or implied in the forward-looking information. Except as required under applicable securities legislation, the Company does not undertake to publicly update or revise forward-looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Vizsla Silver Corp.

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For further information: and to sign-up to the mailing list, please contact: Michael Konnert,

President and Chief Executive Officer, Tel: (604) 838-4327, Email: michael@vizslaresources.com

CO: Vizsla Silver Corp.

CNW 07:00e 15-MAR-21